EXHIBIT 4d


                                FINANCIAL SUMMARY


                              FY2004 First Quarter
                      (April 1, 2003 through June 30, 2003)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

                                BUSINESS RESULTS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Summary of Consolidated Financial Results of FY2004 First Quarter

    Financial Results
         Domestic vehicle sales increased by 49 thousand units, or 9.9%, to 543 thousand units in FY2004 first quarter (the three-month period from April 1, 2003 to June 30, 2003) compared with FY2003 first quarter, as a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers. Toyota's market share excluding minivehicles and including minivehicles reached 44.9% and 41.1% respectively in FY2004 first quarter, both exceeding 40.0%. Meanwhile, overseas vehicle sales increased by 72 thousand units, or 7.3%, to 1,051 thousand units in FY2004 first quarter compared with FY2003 first quarter, mainly due to the introduction of new products that met local customer needs worldwide. As a result, total vehicle sales in Japan and overseas increased by 121 thousand units, or 8.2%, to 1,594 thousand units in FY2004 first quarter compared with FY2003 first quarter.
         Net revenues increased by 215.3 billion yen, or 5.6%, to 4,092.9 billion yen in FY2004 first quarter compared with FY2003 first quarter, while operating income decreased by 51.8 billion yen, or 13.2%, to 340.7 billion yen in FY2004 first quarter compared with FY2003 first quarter. Among the factors contributing to the increase in operating income, cost reduction efforts accounted for 60.0 billion yen. The factors contributing to the decrease in operating income of 111.8 billion yen included the effect of marketing activities of 40.0 billion yen, the effect of changes in exchange rates of 30.0 billion yen and increases in other expenses of 41.8 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 51.0 billion yen, or 12.1%, to
    371.2 billion yen in FY2004 first quarter compared with FY2003 first quarter. Net income decreased by 23.8 billion yen, or 9.7%, to 222.5 billion yen in FY2004 first quarter compared with FY2003 first quarter.


                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Consolidated Financial Results of FY2004 First Quarter by Segment

    (1)  Segment Operating Results

         Automotive:
              Net revenues for the automotive operations increased by 200.2 billion yen, or 5.6%, to 3,798.5 billion yen in FY2004 first quarter compared with FY2003 first quarter, and operating income decreased by 60.1 billion yen, or 15.2%, to 333.9 billion yen in FY2004 first quarter compared with FY2003 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and the temporary effects of model shifts at the plants in North America, partially offset by increases in vehicle units sold as well as cost reduction efforts made by Toyota Motor Corporation ("TMC") and its subsidiaries.

         Financial services:
              Net revenues for the financial services operations increased by
              3.2 billion yen, or 1.8%, to 184.0 billion yen in FY2004 first quarter compared with FY2003 first quarter, and operating income increased by 9.6 billion yen, or 945.3%, to 10.6 billion yen in FY2004 first quarter compared with FY2003 first quarter. The increase in operating income was mainly due to an increase in financing volumes as well as a decrease in valuation losses on interest rate swaps in accordance with the Statement of Financial Accounting Standards No.133 and No.138, compared with FY2003 first quarter, partially offset by decreases in the interest rates applied to financing to customers.

         All other:
              Net revenues for all other businesses increased by 28.3 billion yen, or 18.2%, to 183.7 billion yen in FY2004 first quarter compared with FY2003 first quarter, and operating loss decreased by 0.5 billion yen to 2.8 billion yen in FY2004 first quarter compared with FY2003 first quarter.

    (2)  Geographic Information

         Japan:
              Net revenues in Japan increased by 145.8 billion yen, or 5.7%, to 2,714.2 billion yen in FY2004 first quarter compared with FY2003 first quarter, and operating income decreased by 17.9 billion yen, or 6.6%, to 252.1 billion yen in FY2004 first quarter compared with FY2003 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and a decrease in export units, partially offset by cost reduction efforts made by TMC and its subsidiaries as well as an increase in vehicle units sold in Japan.

         North America:
              Net revenues in North America decreased by 153.9 billion yen, or 9.1%, to 1,530.8 billion yen in FY2004 first quarter compared with FY2003 first quarter, and operating income decreased by 37.4 billion yen, or 36.6%, to 64.6 billion yen in FY2004 first quarter compared with FY2003 first quarter. The decrease in operating income was mainly due to an increase in selling expenses by subsidiaries in North America and the temporary effects of model shifts at the plants in North America.

         Europe:
              Net revenues in Europe increased by 122.2 billion yen, or 30.0%, to 529.9 billion yen in FY2004 first quarter compared with FY2003 first quarter, and operating income increased by 1.1 billion yen, or 23.1%, to 6.1 billion yen in FY2004 first quarter compared with FY2003 first quarter. The increase in operating income was mainly due to increases in local production volumes in France and Turkey as well as increases in vehicle units sold.

         Other Foreign Countries:
              Net revenues in other markets increased by 169.5 billion yen, or 44.7%, to 548.7 billion yen in FY2004 first quarter compared with FY2003 first quarter, and operating income increased by 6.2 billion yen, or 43.4%, to 20.5 billion yen in FY2004 first quarter compared with FY2003 first quarter. The increase in operating income was primarily due to increases in vehicle units sold mainly in Asia.


                                 Consolidated 2

                        CONSOLIDATED PRODUCTION AND SALES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Production

                                                                                           (Units)
--------------------------------------------------------------------------------------------------
                                   FY2004 first quarter      FY2003 first quarter
                                   (April 2003 through        (April 2002 through        Increase
                                        June 2003)                June 2002)            (Decrease)
--------------------------------------------------------------------------------------------------
Vehicles          Japan                 1,006,434                   966,133                40,301
  (new)
             -------------------------------------------------------------------------------------
                  North America           249,051                   242,457                 6,594
                ----------------------------------------------------------------------------------
                  Europe                  125,565                    97,193                28,372
                ----------------------------------------------------------------------------------
                  Others                  154,243                    88,036                66,207
                ----------------------------------------------------------------------------------
                  Overseas total          528,859                   427,686               101,173
             -------------------------------------------------------------------------------------
                      Total             1,535,293                 1,393,819               141,474
--------------------------------------------------------------------------------------------------
             Houses (Japan)                   870                       627                   243
--------------------------------------------------------------------------------------------------
Note:  The total production of vehicles (new) includes Daihatsu brand vehicles (including
       OEM production) of 144,966 units in FY2004 first quarter, and 130,615 units in
       FY2003 first quarter, and Hino brand vehicles (including OEM production) of 18,422 units in FY2004 first quarter, and 13,196 units in FY2003 first quarter.

2.  Sales (by destination)

                                                                                           (Units)
--------------------------------------------------------------------------------------------------
                                   FY2004 first quarter      FY2003 first quarter        Increase
                                   (April 2003 through       (April 2002 through        (Decrease)
                                       June 2003)                 June 2002)
--------------------------------------------------------------------------------------------------
Vehicles          Japan                   543,357                   494,335                49,022
  (new)
             -------------------------------------------------------------------------------------
                  North America           508,679                   511,323                (2,644)
                ----------------------------------------------------------------------------------
                  Europe                  234,326                   209,787                24,539
                ----------------------------------------------------------------------------------
                  Others                  307,821                   257,942                49,879
                ----------------------------------------------------------------------------------
                  Overseas total        1,050,826                   979,052                71,774
             -------------------------------------------------------------------------------------
                       Total            1,594,183                 1,473,387               120,796
--------------------------------------------------------------------------------------------------
             Houses (Japan)                   761                       600                   161
--------------------------------------------------------------------------------------------------
Note:  The total sales of vehicles (new) includes Daihatsu brand vehicles of 142,282 units in FY2004 first quarter, and 126,631 units in FY2003 first quarter, and Hino brand vehicles of 16,861 units in FY2004 first quarter, and 12,411 units in FY2003 first quarter.


                                      Consolidated 3

                             CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                    (Million yen)
-----------------------------------------------------------------------------------------------------------------
                                               FY2004 first quarter      FY2003 first quarter         Increase
                                               (April 2003 through        (April 2002 through        (Decrease)
                                                    June 2003)                June 2002)
-----------------------------------------------------------------------------------------------------------------
Net revenues :                                      4,092,939                  3,877,673              215,266

     Sales of products                              3,913,746                  3,697,090              216,656

     Financing operations                             179,193                    180,583               (1,390)

Costs and expenses :                                3,752,167                  3,485,100              267,067

     Cost of products sold                          3,139,303                  2,926,131              213,172

     Cost of financing operations                     109,669                    117,767               (8,098)

     Selling, general and administrative              503,195                    441,202               61,993

Operating income                                      340,772                    392,573              (51,801)

Other income (expense) :                               30,507                     29,708                  799

     Interest and dividend income                      13,558                     14,879               (1,321)

     Interest expense                                  (5,300)                    (5,735)                 435

     Other income (loss), net                          22,249                     20,564                1,685

Income before income taxes, minority
interest and equity in earnings of                    371,279                    422,281              (51,002)
affiliated companies

Provision for income taxes                            156,673                    180,362              (23,689)

Income before minority interest and
equity in earnings of affiliated                      214,606                    241,919              (27,313)
companies

Minority interest in consolidated
subsidiaries                                          (13,189)                    (3,700)              (9,489)

Equity in earnings of affiliated
companies                                              21,168                      8,146               13,022

Net income                                            222,585                    246,365              (23,780)
-----------------------------------------------------------------------------------------------------------------

                                                                                                            (Yen)
-----------------------------------------------------------------------------------------------------------------
Net income per share - basic                            64.83                      68.38                (3.55)

Net income per share - diluted                              -                          -                     -
-----------------------------------------------------------------------------------------------------------------

Note:  No diluted net income per share is reported because no potential shares with dilutive effects existed in
       FY2004 first quarter and FY2003 first quarter.


                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                  (Million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                 FY2004 first quarter               FY2003                     Increase
                                                 (As of June 30, 2003)      (As of March 31, 2003)            (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
                       Assets
Current assets :                                        8,322,812                 8,622,233                    (299,421)

    Cash and cash equivalents                           1,285,207                 1,592,028                    (306,821)

    Time deposits                                          55,881                    55,406                         475

    Marketable securities                                 766,924                   605,483                     161,441

    Trade accounts and notes receivable, less           1,335,846                 1,475,797                    (139,951)
    allowance for doubtful accounts

    Finance receivables, net                            2,455,662                 2,505,140                     (49,478)

    Other receivables                                     442,209                   513,952                     (71,743)

    Inventories                                         1,054,208                 1,025,838                      28,370

    Deferred income taxes                                 401,521                   385,148                      16,373

    Prepaid expenses and other current assets             525,354                   463,441                      61,913

Noncurrent finance receivables, net                     3,054,185                 2,569,808                     484,377

Investments and other assets                            4,013,501                 3,757,054                     256,447

Property, plant and equipment :                         5,511,006                 5,203,879                     307,127

    Land                                                1,125,202                 1,064,125                      61,077

    Buildings                                           2,755,275                 2,521,208                     234,067

    Machinery and equipment                             7,698,652                 7,089,592                     609,060

    Vehicles and equipment on operating leases          1,625,570                 1,601,060                      24,510

    Construction in progress                              210,086                   211,584                      (1,498)

    Less - Accumulated depreciation                    (7,903,779)               (7,283,690)                   (620,089)
-------------------------------------------------------------------------------------------------------------------------------
                    Total assets                       20,901,504                20,152,974                     748,530
-------------------------------------------------------------------------------------------------------------------------------


                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                  (Million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                 FY2004 first quarter               FY2003                     Increase
                                                 (As of June 30, 2003)      (As of March 31, 2003)            (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
             Liabilities

Current liabilities :                                  7,211,712                 7,053,936                      157,776

    Short-term debt                                    2,130,706                 1,855,648                      275,058

    Current portion of long-term debt                  1,214,601                 1,263,017                      (48,416)

    Accounts payable                                   1,468,297                 1,531,552                      (63,255)

    Other payables                                       596,984                   618,748                      (21,764)

    Accrued expenses                                   1,151,910                 1,063,496                       88,414

    Income taxes payable                                 175,637                   300,718                     (125,081)

    Other current liabilities                            473,577                   420,757                       52,820

Long-term liabilities :                                5,904,700                 5,662,572                      242,128

    Long-term debt                                     4,297,061                 4,137,528                      159,533

    Accrued pension and severance costs                1,126,814                 1,052,687                       74,127

    Deferred income taxes                                377,996                   371,004                        6,992

    Other long-term liabilities                          102,829                   101,353                        1,476

                  Total liabilities                   13,116,412                12,716,508                      399,904

   Minority interest in consolidated subsidiaries        422,063                   315,466                      106,597


               Shareholders' equity :

    Common stock                                         397,050                   397,050                            -

    Additional paid-in capital                           493,790                   493,790                            -

    Retained earnings                                  7,454,598                 7,301,795                      152,803

    Accumulated other comprehensive loss                (458,716)                 (604,272)                     145,556

    Treasury stock, at cost                             (523,693)                 (467,363)                     (56,330)

             Total shareholders' equity                7,363,029                 7,121,000                      242,029
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity            20,901,504                20,152,974                      748,530
-------------------------------------------------------------------------------------------------------------------------------


                                 Consolidated 6

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results

(1) FY2004 first quarter (April 2003 through June 2003)

                                                                                                       (Million yen)
--------------------------------------------------------------------------------------------------------------------
                             Automotive    Financial services      All other        Intersegment         Total
                                                                                    Elimination
--------------------------------------------------------------------------------------------------------------------
Net revenues :
(1)  Sales to external
     customers                 3,795,958         179,193             117,788                 -         4,092,939
(2)  Intersegment sales
     and transfers                 2,638           4,876              65,963           (73,477)                -

             Total             3,798,596         184,069             183,751           (73,477)        4,092,939
--------------------------------------------------------------------------------------------------------------------
Operating expenses             3,464,597         173,407             186,559           (72,396)        3,752,167
--------------------------------------------------------------------------------------------------------------------
Operating income                 333,999          10,662              (2,808)           (1,081)          340,772
--------------------------------------------------------------------------------------------------------------------


(2) FY2003 first quarter (April 2002 through June 2002)

                                                                                                       (Million yen)
--------------------------------------------------------------------------------------------------------------------
                             Automotive    Financial services      All other        Intersegment         Total
                                                                                    Elimination
--------------------------------------------------------------------------------------------------------------------
Net revenues :
(1)  Sales to external
     customers                 3,595,393         180,583             101,697                 -         3,877,673
(2)  Intersegment sales
     and transfers                 2,980             278              53,732           (56,990)                -

             Total             3,598,373         180,861             155,429           (56,990)        3,877,673
--------------------------------------------------------------------------------------------------------------------
Operating expenses             3,204,321         179,841             158,770           (57,832)        3,485,100
--------------------------------------------------------------------------------------------------------------------
Operating income                 394,052           1,020              (3,341)              842           392,573
--------------------------------------------------------------------------------------------------------------------
Note:  Operating incomes by operating segment in FY2003 first quarter under the Japanese accounting standards are
       394,607 million yen for automotive, 3,538 million yen for financial services and 228 million yen for all other.


                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Geographic Information

(1) FY2004 first quarter (April 2003 through June 2003)

                                                                                                               (Million yen)
----------------------------------------------------------------------------------------------------------------------------
                              Japan       North America       Europe       Other Foreign       Intersegment        Total
                                                                             Countries         Elimination
----------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1)  Sales to external      1,611,508       1,465,356         503,885          512,190                  -        4,092,939
     customers
(2)  Intersegment sales     1,102,790          65,475          26,100           36,601         (1,230,966)               -
     and transfers
                            2,714,298       1,530,831         529,985          548,791         (1,230,966)       4,092,939
           Total
----------------------------------------------------------------------------------------------------------------------------
Operating expenses          2,462,188       1,466,179         523,787          528,309         (1,228,296)       3,752,167
----------------------------------------------------------------------------------------------------------------------------
Operating income              252,110          64,652           6,198           20,482             (2,670)         340,772
----------------------------------------------------------------------------------------------------------------------------


(2) FY2003 first quarter (April 2002 through June 2002)

                                                                                                               (Million yen)
----------------------------------------------------------------------------------------------------------------------------
                              Japan       North America       Europe       Other Foreign       Intersegment        Total
                                                                             Countries         Elimination
----------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1)  Sales to external      1,503,416       1,625,357         389,591          359,309                 -         3,877,673
      customers
(2)  Intersegment sales     1,065,074          59,347          18,135           19,958        (1,162,514)                -
     and transfers

           Total            2,568,490       1,684,704         407,726          379,267        (1,162,514)        3,877,673
----------------------------------------------------------------------------------------------------------------------------
Operating expenses          2,298,466       1,582,697         402,691          364,982        (1,163,736)        3,485,100
----------------------------------------------------------------------------------------------------------------------------
Operating income              270,024         102,007           5,035           14,285             1,222           392,573
----------------------------------------------------------------------------------------------------------------------------
Note:  Operating incomes by geography in FY2003 first quarter under the Japanese accounting standards are 276,184 million yen for Japan, 106,962 million yen for North America, 3,243 million yen for Europe and 10,372 million yen for other foreign countries.


                                 Consolidated 8